Exhibit 99.1

Third Quarter 2009 Report to Shareholders

For the Nine Months Ended May 31, 2009

(Unaudited)

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	5
Depreciation	5
Interest expense	5
Goodwill and broadcast license impairment	6
Disputed regulatory fees	6
Other expense (income), net	6
Income taxes	6
Net income and earnings per share	6
Other comprehensive loss, net of tax	7
Radio	8
Television	9
Corporate	10
Quarterly Consolidated Financial Information	10
Risks and Uncertainties	11
Outlook	11
Financial Position	11
Liquidity and Capital Resources	12
Cash flows	12
Liquidity	13
Net debt to segment profit	13
Off-balance sheet arrangements and derivative financial instruments	13
Contractual commitments	13
Outstanding Share Data	13
Changes in Internal Control Over Financial Reporting	13
Key Performance Indicators	13
Net debt	14
Net debt to segment profit	14
Impact of New Accounting Policies	14
Recent Accounting Pronouncements	14
Consolidated Financial Statements and Notes	15

                                   Corus                                                                                                                                                                                                     2

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars, except per share data)	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Revenues	195,354	207,819	593,497	601,382
Segment profit
Radio	16,072	24,688	45,193	60,445
Television	50,672	53,404	162,433	161,209
Corporate	(5,328)	(6,320)	(13,859)	(16,759)
	61,416	71,772	193,767	204,895

Broadcast license and goodwill impairment	(175,000)	-	(175,000)	-

Net income (loss)	(145,030)	37,674	(75,368)	112,429
Earnings (loss) per share
Basic	$(1.81)	$0.45	$(0.94)	$1.35
Diluted	$(1.81)	$0.45	$(0.94)	$1.32

Significant Events in the Quarter

•
On March 9, 2009, the Company announced that its Nelvana Studio and France’s TeamTO will partner on the new 3D animated series, The New Adventures of Babar. Twenty-six episodes will be produced, with broadcast set for fall 2010/spring 2011 on TF1 in France and YTV in Canada.

•
On March 9, 2009 the Minister of Canadian Heritage and Official Languages, James Moore, announced the creation of the Canada Media Fund which will incorporate the Canadian Television Fund. An important change in the rules for Corus is that the eligibility for funding for broadcaster-affiliated production will be expanded, and broadcaster in-house production will be allowed. This will be phased in over a time period.

•
On March 23, 2009 the Company announced that it had entered into a partnership with Viigo Inc. to provide website content to smart phones. With the initial rollout across 9 Corus stations (AM640 TORONTO RADIO, AM900 CHML, Q107 Toronto, AM 770, 102.1 the Edge, CJOB 68, CKNW AM 980, iNews880, and 630 CHED), listeners who own a BlackBerry or Windows Mobile enabled phone such as the HTC Touch, Motorola Q9, Nokia E71 or 66, Palm Treo or Sony Ericsson XPERIA among many others, will have access to proprietary Internet content from these stations.

•	On March 31, April 30, and May 29, 2009 the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•
On April 6, 2009, the Company announced that it was a proud supporter of six Canadian films that won 12 awards at the 2009 Genie Awards. The award-winning films were: Amal, Fugitive Pieces, Normal, Passchendaele, The Stone Angel and Young People F*cking.

•
On April 23, 2009, the Company announced that in May, VIVA, Canada’s only television destination dedicated to Boomer women, would launch VIVA Cuisine, a new, daily programming block devoted to all things food-related. Beginning May 2, Monday to Sunday, starting at 4 p.m. ET, VIVA Cuisine serves up new programming including Everyday Food, based on the popular magazine from Martha Stewart Living; Rachel Allen: Bake and Nigella Bites.

•
On May 6, 2009 Shaw Communications and Corus announced plans to introduce the largest offering of 3-D TV in Canada.  Starting summer 2009, Shaw Video on Demand and Corus’ Movie Central will roll out a range of 3-D content - from box office feature films, family programming, sports, concert events and specials - directly into customers’ homes.

Corus                                                                                                                                                                                                     3

•
On May 11, 2009, the Company announced that it had become the first Canadian broadcaster to offer iTunes integration on its radio station websites. Launched on 99.3 The FOX, Classic Rock 101, Country 105, Q107 Calgary, 92.5 JOE FM, CISN COUNTRY 103.9, Power 97, Y108, The New Country 95.3, 102.1 the Edge and Q107 Toronto, the integration of the iTunes Store reflects the programming of each radio station, allowing listeners to shop from playlists featured on the stations as well as view top picks from on-air talent and celebrity guests.

•	Included in the Company’s results for the three and nine months ended May 31, 2009 is a broadcast license and goodwill impairment charge of $175.0 million related to the Radio division.

Significant Events Subsequent to the Quarter

•
On June 2, 2009, the Company’s Nelvana Enterprises announced, in partnership with d-rights Inc., the return of the internationally successful Beyblade toy and programming franchise. Fifty-one new episodes and a revamped toy line will launch in fall 2010.

•
On June 3, 2009, the Company’s Nelvana Enterprises, along with partners Cartoon Network Enterprises and Spin Master Limited, won two International Licensing Industry Merchandisers' Association (LIMA) Awards for the Bakugan brand. Spin Master accepted the Overall Best Licensed Program of the Year and all partners accepted the Best TV, Film and Entertainment Hard Goods License of the Year.

•
On June 8, 2009, the Company announced that its pay TV service Movie Central has contributed to seven new Canadian original projects that have been greenlit for production. This new slate includes original series Bloodletting & Miraculous Cures, Phantom, The Pillars of the Earth, Living In Your Car, Meet Phil Fitz, Durham County Season III and the made-for-television movie Fakers.

•	On June 30, 2009 the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the nine months ended May 31, 2009 is prepared at June 30, 2009.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2008 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Corus                                                                                                                                                                                                     4

Overview of Consolidated Results

Net loss for the third quarter was $145.0 million on revenues of $195.4 million, as compared to net income of $37.7 million on revenues of $207.8 million in the prior year.  For the quarter, Television segment profit declined by 5%, while Radio declined by 35%.  Net loss for the quarter includes a $175.0 million broadcast license and goodwill impairment charge.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the third quarter were $195.4 million, a decrease of 6% from $207.8 million last year.  Subscriber revenues increased by 13%, while advertising revenues decreased by 12% in the quarter.  Television revenues decreased by 1%, while Radio revenues decreased by 15% in the quarter.  For the nine-month period, revenues of $593.5 million represented a 1% decrease from the prior year. Subscriber revenues increased by 12%, while advertising revenues decreased by 8% in the period. Television revenues increased by 3%, while Radio revenues decreased by 9% in the period.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the third quarter were $133.9 million, down 2% from $136.0 million in the prior year.  For the nine-month period, expenses of $399.7 million represented a 1% increase over the prior year.  This increase is attributed to an increase in amortization of program and film rights, bad debt provision, foreign exchange losses, and increased advertising and marketing costs related to launching new Television brands, offset by lower employee-related costs.  General and administrative costs decreased by 4% in the quarter and 1% for the year-to-date.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first three quarters was $15.0 million, a decrease of $1.3 million from last year.  This decrease reflects a reduction in capital expenditures in recent periods in anticipation of the move to the Toronto waterfront facility.

Interest expense

Interest on long-term debt is down from the prior year despite the higher average debt balance in fiscal 2009, as interest rates are lower in the current year.  These lower rates are offset by the impact of the interest rate swap, since interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the third quarter was 4.3%.

Corus                                                                                                                                                                                                     5

Broadcast license and goodwill impairment

Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for the Radio reporting unit.  This conclusion was based on an assessment of a number of factors, the most significant being the decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter. Each of these factors highlight adverse market factors affecting radio industry trading multiples in general and the Company's Radio reporting unit market value in particular.  As a result, the Company recorded a broadcast license impairment charge of $11.5 million and a goodwill impairment charge of $163.5 million related to the Radio reporting unit.  The amount of the goodwill impairment charge is preliminary and will be finalized in the fourth quarter.  The final impairment charge is dependent on completing fair value estimates for the tangible and intangible assets within the Radio reporting unit.   Adjustments, if any, to the estimated goodwill impairment charge will be recognized in the fourth quarter.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The parties subject to Part II fees are appealing the decision.  The Part II fees remain in force however the CRTC is not collecting them pending final disposition of the legal proceedings.  In December 2008, the Supreme Court of Canada announced that it would grant leave to appeal the decision.  The hearing is tentatively scheduled for October 2009.

Other expense (income), net

In the third quarter of fiscal 2009, the Company recorded a $3.2 million restructuring provision related to restructuring efforts in the Quebec Radio operations.  The current year-to-date also includes a gain of $7.2 million related to the sale of a residential audio business, an investment impairment of $2.4 million that had previously been recorded through other comprehensive income and foreign exchange losses of $1.9 million, while the prior year includes $2.8 million in restructuring charges.

Income taxes

Net loss for fiscal 2009 includes a non-deductible goodwill impairment charge, which causes the effective income tax rate to differ significantly from the statutory rate.  After adjusting for the effect of this charge, the effective tax rate for the first nine month of fiscal 2009 was 31.8%, compared to the Company’s 32.9% statutory rate.  The most significant individual difference between the effective and statutory rates in fiscal 2009 relates to the non-taxable portion of a capital gain in the second quarter.  In the second and third quarters of fiscal 2008, the Company recorded income tax recoveries of $23.2 million which reduced the effective tax rate in fiscal 2008 to 18.9%.

Net income (loss) and earnings (loss) per share

Net loss for the third quarter was $145.0 million, as compared to net income of $37.7 million last year.  Loss per share for the third quarter was $1.81 basic and diluted, compared to earnings per share of $0.45 basic and diluted last year.  For the nine-month period, net loss was $75.4 million, or $0.94 basic and diluted earnings per share, compared to net income of $112.4 million, or $1.35 basic and $1.32 diluted earnings per share, in the prior year.  Net loss for the quarter and year-to-date includes a $175.0 million broadcast license and goodwill impairment charge. The current year was positively impacted by a gain of $7.2 million in the second quarter related to the disposition of a residential audio business, while the prior year incurred a significant regulatory fee accrual quarter and benefited from $23.2 million in recoveries related to income tax changes.  Removing the impact of these items results in adjusted third quarter basic earnings per share of $0.36 in the current year and $0.41 in the prior year, and adjusted year-to-date basic earnings per share of $1.19 in the current year compared to $1.15 in the prior year.  The weighted average number of shares outstanding decreased in fiscal 2009 as a result of shares acquired and cancelled by Corus before the expiry of its normal course issuer bid.

Corus                                                                                                                                                                                                     6

Other comprehensive loss, net of tax

Other comprehensive loss for the third quarter was $0.5 million, unchanged from the prior year.  In the second quarter of fiscal 2009, the Company reversed an unrealized loss on an investment that had been recorded through other comprehensive income and recorded it in net income.  The most significant item in both the current and prior year is a loss resulting from the change in the unrealized fair value of the Company’s interest rate swap.  The cumulative unrealized loss on this swap has increased as interest rates have declined.

Corus                                                                                                                                                                                                     7

Radio

The Radio division comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2009	2008	2009	2008
Revenues	65,508	76,964	198,971	217,967
Direct cost of sales, general and administrative expenses	49,436	52,276	153,778	157,522
Segment profit	16,072	24,688	45,193	60,445

Revenues for the third quarter decreased by 15% from the prior year, and decreased by 9% for the nine-month period.  For the quarter, local airtime revenues were down 14% from the prior year and national airtime revenues were down by 26% compared to the prior year.  For the nine month period, local airtime revenues were down 9% from the prior year and national airtime revenues were down by 15% compared to the prior year. Other ancillary revenues increased modestly from the prior year.  Revenues declines were experienced in all regions in Canada for both the quarter and year-to-date.  While the advertising market was generally soft in the third quarter due to the overall economy, the Company’s revenues were particularly soft due to a sharp decline in the male demographic.  Traditionally strong categories in third quarter spending showed continued signs of weakness.  Among the more significant lower spending categories were beer/wine/spirits, wireless, media and real estate.

Direct cost of sales, general and administrative expenses decreased by 5% for the quarter and 2% for the nine-month period.  Expenses decreased significantly for employee-related costs and for advertising and marketing, as the Company adjusts to lower revenue levels.

Segment profit for the third quarter decreased by 35% from last year, and for the nine-month period decreased by 25% from the prior year.

In the third quarter of fiscal 2009, the Company recorded $175.0 million in broadcast license and goodwill impairment charges.  These charges are excluded from segment profit.

In the third quarter of fiscal 2009, the Company recorded $3.2 million in restructuring expenses related to its Quebec operations, as the Company aligns the cost structure of this division with its strategic objectives.  These costs are excluded from segment profit.

Corus                                                                                                                                                                                                     8

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, VIVA (formerly Canadian Learning Television), Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and TELETOON Retro; Corus’ western Canadian premium pay television services: Movie Central (including HBO Canada) and Encore; Corus Custom Networks, a cable advertising service; three local television stations; and the Nelvana production studio and the related distribution and licensing business and interests in three digital television channels: SCREAM, Cosmopolitan TV and Discovery Kids Canada.

The absorption of the former Content business occurred at the start of fiscal 2009.  The segment results of Television for the prior year have been restated to reflect the inclusion of Content’s results.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2009	2008	2009	2008
Revenues	129,846	130,957	394,526	383,617
Direct cost of sales, general and administrativeexpenses	79,174	77,553	232,093	222,408
Segment profit	50,672	53,404	162,433	161,209

Revenues decreased by 1% from the prior year in the third quarter and increased by 3% for the nine month period.  Advertising revenues decreased by 5% in the quarter and the nine month period, while subscriber revenues grew by 13% in the quarter and 12% in the nine month period.  Other revenues, primarily derived through service work in the studio, content distribution and merchandising, decreased from the prior year as the third quarter of fiscal 2008 included a significant music rights transaction, which offset an increase in merchandising revenue from Bakugan in the current year.  Specialty advertising revenues decreased by 4% in the quarter and the nine month period from the prior year.  For the year-to-date, W Network continued to show growth while YTV and TELETOON continued to experience declines in revenue.  Toys and food continue to be soft categories in the Kids area.  Subscriber revenues benefited from the acquisition and re-launch of VIVA and the addition of HBO Canada.  Movie Central finished the quarter with 953,000 subscribers, up 7% from the same period last year as the Company begins to see the impact of HBO Canada.

Direct cost of sales, general and administrative expenses increased by 2% from the prior year for the quarter, and 4% for the nine-month period.  Direct cost of sales, which includes amortization of program and film rights and film investments, increased by 3% for both the quarter and nine-month period.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio and content distribution revenues.  General and administrative expenses were flat in the third quarter and increased by 7% in the nine-month period, due to the addition of two new networks, an increase in bad debts and increased advertising and marketing costs, while employee-related costs were down slightly from the prior year.

Segment profit decreased by 5% in the third quarter, and increased by 1% in the nine-month period. Through effective cost control in anticipation of the economic slowdown, Corus has been able to maintain consistent segment profit margins.

Corus                                                                                                                                                                                                     9

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2009	2008	2009	2008
Stock-based compensation	1,408	2,420	3,674	7,174
Other general and administrative costs	3,920	3,900	10,185	9,585
General and administrative expenses	5,328	6,320	13,859	16,759

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s lower share price.

Other general and administrative costs are up from the prior year primarily as a result of foreign exchange losses.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2009.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2008, except as noted in note 2 to the unaudited consolidated financial statements for the nine months ended May 31, 2009.

				Earnings (loss) per share
(thousands of Canadian dollars, except per share amounts)	Revenues	Segment profit	Net income (loss)	Basic	Diluted
2009
3rd quarter	195,354	61,416	(145,030)	$(1.81)	$(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	46,381	21,219	$0.25	$0.25

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2008, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio segment.

Corus                                                                                                                                                                                                     10

•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.
•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.

Risks and Uncertainties

Except as noted below, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2008.

In the third quarter of fiscal 2009, the Company recorded interim impairment charges related to Radio broadcast licenses and goodwill.   The Company used its best estimates in determining the charges; however the interim goodwill impairment charge is preliminary and will be finalized in the fourth quarter and the risk exists that the charge will be adjusted at that time.

The Company is currently in discussions with the U.S. Securities and Exchange Commission (“SEC” or “Staff”) regarding Staff comments received by the Company relating to its 2008 form 40-F filing for the year ended August 31, 2008.  The Company has been asked to explain its methodology for determining the fair value of our broadcast licenses in performing our broadcast license impairment tests.  In addition the Company has been asked to clarify how it defines reporting units for the purpose of performing its goodwill impairment tests.  While the Company is confident that its conclusions with respect to the timing and magnitude of recorded impairments are appropriate, the Company faces the risk that current and prior periods could be restated to adjust recorded impairments and/or record additional impairments depending on the outcome of the SEC review.

Outlook

At its annual Investor Day in September 2008, the Company provided the following guidance for fiscal 2009: consolidated segment profit of between $270.0 million and $280.0 million, and free cash flow of between $70.0 million and $90.0 million.  Since that time there has been significant turmoil in the global financial markets leading to, among other things, erosion in consumer confidence and a slowdown in Canada’s GDP growth and growth estimates.  This led the Company in January 2009 to reduce its segment profit guidance to between $255.0 million and $265.0 million from the original guidance of between $270.0 million and $280.0 million.

The Company expects that the softening in its advertising revenues experienced in the first three quarters of the year will continue to have an impact on its results through the remainder of the fiscal year.  The Company is actively managing to mitigate this impact.  The Company is not changing its guidance range after the third quarter; however a risk of 2% to 4% has been identified.

Financial Position

Total assets at May 31, 2009 were $1.92 billion, compared to $2.03 billion at August 31, 2008.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2008.

Current assets increased by $11.5 million.  Cash and cash equivalents increased by $12.7 million.  Please see the discussion of cash flows in the next section.  Accounts receivable increased by $4.4 million.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets, broadcast licenses and goodwill balances changed as a result of the completion of the acquisition of an analog specialty service in the first quarter and the sale of a residential digital music service in the second quarter.   Broadcast licenses and goodwill balances were also impacted by impairment charges related to the Radio segment recorded in the third quarter.  Program and film rights (current and non-current) increased by $20.2 million, as additions of acquired rights of $133.1 million were offset by amortization of $117.7 million as well as an increase related to business combinations.  In particular, investments in programming were made relating to the launch of VIVA in the first quarter.  Film investments increased by $11.0 million as net film spending of $33.7 million was offset by film amortization and accruals for tax credits.  Nelvana Studio currently has fewer series in production than at the same point last year, and film spending is lower than the prior year.

Corus                                                                                                                                                                                                     11

Accounts payable and accrued liabilities decreased by $11.7 million due to the payment of year-end employee compensation accruals and other timing issues.

Long-term debt decreased by $11.3 million. As the Company is no longer purchasing its shares, it is using its free cash flow to reduce its debt levels.  Other long-term liabilities increased by $31.7 million.  The fair value of the liability associated with the interest rate swap increased by $12.2 million as interest rates declined in the current year.  The Company also recognized a liability associated with a long-term trademark agreement, as well as an accrual for public benefits resulting from a business combination.   Net future tax liability (including current future tax asset) increased by $13.4 million primarily due to a business combination and the utilization of tax loss carry-forwards.

Share capital decreased by $7.8 million as a result of the repurchase and cancellation of shares with a book value of $8.5 million under the Company’s normal course issuer bid, offset by the exercise of employee stock options.  Contributed surplus decreased by $1.4 million as units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $12.7 million in fiscal 2009, compared to a decrease of $4.8 million in the prior year.  Free cash flow for fiscal 2009 was $76.4 million, compared to free cash flow of $58.6 million in the prior year.  This increase in free cash flow reflects slightly higher cash from operating activities as well as proceeds from the sale of a digital audio business.  Please see Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in fiscal 2009 was $81.3 million, compared to $76.4 million last year.  The higher payments for program and film rights are largely the impact of new channel launches, as well as the reversal of a timing difference from the fourth quarter of fiscal 2008.  The lower net additions to film investments are the result of fewer series being in production in the studio relative to last year.

Cash used in investing activities in fiscal 2009 was $4.9 million, compared to cash used of $17.8 million last year.  Capital expenditures are at the same level as the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.  Included in the current year is $2.9 million in capital expenditures related to the waterfront development.  Net proceeds from sale of other investments and assets increased in the current year due to the sale of its residential audio business in the second quarter.

Cash used in financing activities in fiscal 2009 was $63.7 million, compared to cash used of $63.4 million in the prior year.  The Company suspended purchasing its own shares in the first quarter, and did not renew its issuer bid when it expired in the second quarter. In fiscal 2009, 794,966 shares were purchased and cancelled at an average price of $18.97 per share for cash consideration of $15.1 million, compared to 2,601,800 shares purchased at an average price of $22.51 per share in the prior year.  The exercise of employee stock options provided less cash flow in the current year due to the Company’s lower relative share price.  As the Company is no longer purchasing its shares, it is now using its free cash flow to reduce its debt levels.

Corus                                                                                                                                                                                                     12

Liquidity

As at May 31, 2009, the Company has available $115.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR, however interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility

As at May 31, 2009, the Company had a cash balance of $32.4 million and a total working capital balance of $120.5 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at May 31, 2009, net debt was $649.0 million, down from $673.1 million at August 31, 2008.  Net debt to segment profit at May 31, 2009 was 2.7 times, unchanged from August 31, 2008.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at May 31, 2009 is $21.6 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its PSU plan.  The estimated fair value of this instrument at May 31, 2009 is $0.1 million.  This estimated fair value has been recorded as an asset in the consolidated balance sheets.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2009.

Outstanding Share Data

As at June 30, 2009, 3,445,062 Class A Voting Shares and 76,603,530 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the nine months ended May 31, 2009 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2008, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Corus                                                                                                                                                                                                     13

Free cash flow
	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2009	2008	2009	2008
Cash provided by (used in):
Operating activities	33,364	32,411	81,299	76,382
Investing activities	(4,566)	(6,533)	(4,851)	(17,800)
Free cash flow	28,798	25,878	76,448	58,582

Net debt
(thousands of Canadian dollars)	As at May 31, 2009	As at August 31, 2008
Long-term debt	681,426	692,750
Cash and cash equivalents	(32,377)	(19,642)
Net debt	649,049	673,108

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at May 31, 2009	As at August 31, 2008
Net debt (numerator)	649,049	673,108
Segment profit (1) (denominator)	241,002	252,130
Net debt to segment profit	2.7	2.7

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation”, with no restatement of prior periods. The required disclosures are included in the notes to these interim consolidated financial statements.

During fiscal 2009, the CICA issued Emerging Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

Recent Accounting Pronouncements

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

In particular, the Company has completed a preliminary assessment and planning phase and has commenced a detailed assessment and conversion planning phase.  The preliminary assessment phase included the identification of those international standards that are considered likely to have the most significant impact on the Company, or anticipated to involve the highest degree of complexity in implementing.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Corus                                                                                                                                                                                                     14

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2009	2008
ASSETS (note 7)
Current
Cash and cash equivalents	32,377	19,642
Accounts receivable	161,875	157,440
Income taxes recoverable	-	1,615
Prepaid expenses and other	9,658	10,135
Program and film rights	135,938	131,301
Future tax asset	1,346	9,593
Total current assets	341,194	329,726

Tax credits receivable	29,938	21,952
Investments and other assets (note 3)	29,008	93,086
Property, plant and equipment	69,962	73,562
Program and film rights	118,741	103,163
Film investments (note 4)	91,793	80,819
Broadcast licenses	548,883	533,491
Goodwill	689,096	797,854
	1,918,615	2,033,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 6)	184,375	196,026
Income taxes payable	5,024	-
Total current liabilities	189,399	196,026

Long-term debt (note 7)	681,426	692,750
Other long-term liabilities (note 8)	91,658	59,936
Future tax liability	92,883	87,699
Total liabilities	1,055,366	1,036,411

Non-controlling interest	19,784	20,237

SHAREHOLDERS’ EQUITY
Share capital (note 9)	840,495	848,257
Contributed surplus (note 9)	15,870	17,304
Retained earnings	13,652	131,594
Accumulated other comprehensive loss (note 18)	(26,552)	(20,150)
Total shareholders’ equity	843,465	977,005
	1,918,615	2,033,653

See accompanying notes

On behalf of the Board:

John M. Cassaday                                                        Heather A. Shaw
Director                                                                           Director

July 15, 2009

Corus                                                                                                                                                                                                     15

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars except per share amounts)	2009	2008	2009	2008
Revenues	195,354	207,819	593,497	601,382
Direct cost of sales, general and administrative expenses (note 17)	133,938	136,047	399,730	396,487
Depreciation	4,795	4,974	14,986	16,253
Interest expense (notes 7 and 10)	8,945	10,345	29,013	31,407
Broadcast license and goodwill impairment (note 5)	175,000	-	175,000	-
Disputed regulatory fees (note 20)	1,476	9,734	4,188	9,734
Other expense (income), net (notes 11 and 17)	2,330	63	(1,279)	3,988
Income (loss) before income taxes and non-controlling interest	(131,130)	46,656	(28,141)	143,513
Income tax expense (note 12)	12,417	7,533	44,123	27,124
Non-controlling interest	1,483	1,449	3,104	3,960
Net income (loss) for the period	(145,030)	37,674	(75,368)	112,429

Earnings (loss) per share (note 9)
Basic	$(1.81)	$0.45	$(0.94)	$1.35
Diluted	$(1.81)	$0.45	$(0.94)	$1.32

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2009	2008	2009	2008
Net income (loss) for the period	(145,030)	37,674	(75,368)	112,429
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(1,791)	213	526	(1,054)
Unrealized change in fair value of available-for-sale investments, net of tax	425	(1,121)	(355)	(938)
Recognition of change in fair value of available-for sale assets in net income	-	-	2,077	-
Unrealized change in fair value of cash flow hedges, net of tax	857	390	(8,650)	(11,400)
	(509)	(518)	(6,402)	(13,392)
Comprehensive income (loss) for the period	(145,539)	37,156	(81,770)	99,037

See accompanying notes

Corus                                                                                                                                                                                                     16

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2009	2008	2009	2008
Share capital
Balance, beginning of period	840,363	874,911	848,257	882,244
Issuance of shares under stock option plan	132	945	490	10,783
Shares repurchased	-	(10,170)	(8,450)	(27,571)
Repayment of executive stock purchase loans	-	-	198	230
Balance, end of period	840,495	865,686	840,495	865,686

Contributed surplus
Balance, beginning of period	14,516	13,515	17,304	10,250
Stock-based compensation	1,363	2,237	3,713	6,156
Settlement of long-term incentive plan	-	-	(5,138)	-
Exercise of stock options	(9)	(11)	(9)	(665)
Balance, end of period	15,870	15,741	15,870	15,741

Retained earnings
Balance, beginning of period	170,684	123,252	131,594	95,568
Cumulative impact of accounting changes	-	-	-	(1,594)
Adjusted opening balance	170,684	123,252	131,594	93,974
Net income (loss) for the period	(145,030)	37,674	(75,368)	112,429
Dividends	(12,002)	(12,347)	(35,941)	(35,238)
Share repurchase excess (note 9)	-	(8,420)	(6,633)	(31,006)
Balance, end of period	13,652	140,159	13,652	140,159

Accumulated other comprehensive loss
Balance, beginning of period	(26,043)	(18,036)	(20,150)	(12,169)
Cumulative impact of accounting changes	-	-	-	7,007
Adjusted opening balance	(26,043)	(18,036)	(20,150)	(5,162)
Other comprehensive loss, net of tax	(509)	(518)	(6,402)	(13,392)
Balance, end of period	(26,552)	(18,554)	(26,552)	(18,554)

See accompanying notes

Corus                                                                                                                                                                                                     17

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income (loss) for the period	(145,030)	37,674	(75,368)	112,429
Add (deduct) non-cash items:
Depreciation	4,795	4,974	14,986	16,253
Broadcast license and goodwill impairment	175,000	-	175,000	-
Amortization of program and film rights	41,191	35,875	117,708	107,862
Amortization of film investments	5,686	8,885	15,724	21,496
Future income taxes	1,200	(1,966)	8,810	(7,029)
Non-controlling interest	1,483	1,449	3,104	3,960
Stock-based compensation	1,520	2,284	3,532	5,972
Imputed interest	1,833	1,591	5,144	4,728
Other gains and losses	197	543	(5,232)	1,680
Net change in non-cash working capital balances related to operations	3,087	(5,029)	(4,420)	(29,940)
Payment of program and film rights	(48,792)	(40,657)	(143,967)	(118,339)
Net additions to film investments	(8,806)	(13,212)	(33,722)	(42,690)
Cash provided by operating activities	33,364	32,411	81,299	76,382

INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,259)	(2,975)	(10,043)	(10,102)
Business combinations	-	-	(74,950)	(774)
Cash held in escrow	-	-	74,950	-
Net cash flows for investments and other assets	(5)	(2,600)	6,628	(4,021)
Decrease in public benefits associated with acquisitions	(302)	(958)	(1,436)	(2,903)
Cash used in investing activities	(4,566)	(6,533)	(4,851)	(17,800)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(23,968)	636	(10,298)	21,043
Issuance of shares under stock option plan	123	934	481	10,118
Shares repurchased	-	(18,590)	(15,083)	(58,577)
Dividends paid	(12,000)	(12,436)	(36,017)	(34,027)
Dividend paid to non-controlling interest	-	(139)	(2,994)	(1,742)
Other	-	(147)	198	(226)
Cash used in financing activities	(35,845)	(29,742)	(63,713)	(63,411)
Net change in cash and cash equivalents during the period	(7,047)	(3,864)	12,735	(4,829)
Cash and cash equivalents, beginning of period	39,424	32,382	19,642	33,347
Cash and cash equivalents, end of period	32,377	28,518	32,377	28,518

See accompanying notes

Corus                                                                                                                                                                                                     18

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2008 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures” and Section 3863, “Financial Instruments - Presentation”, with no restatement of prior periods.

Section 1535 establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  The required disclosures are included in note 14 to these interim consolidated financial statements.

Section 3862 and Section 3863 enhance existing disclosures in previously issued Section 3861, ‘‘Financial Instruments - Disclosure and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. The required disclosures are included in note 15 to these interim consolidated financial statements.

During fiscal 2009, the CICA issued Emerging Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

Corus                                                                                                                                                                                                     19

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Financial instruments

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive loss, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive loss to the extent of hedge effectiveness.

3.	INVESTMENTS AND OTHER ASSETS

	As at May 31, 2009	As at August 31, 2008
Cash held in escrow	-	74,950
Equity investments	13,768	12,506
Other	15,240	5,630
	29,008	93,086

Corus                                                                                                                                                                                                     20

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

4.	FILM INVESTMENTS

	As at May 31, 2009	As at August 31, 2008
Projects in development and in process, net of advances	26,253	18,285
Completed projects and distribution rights	44,428	38,687
Investments in third-party-produced film projects	21,112	23,847
	91,793	80,819

5.	BROADCAST LICENSES AND GOODWILL

Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for the Radio reporting unit.  This conclusion was based on an assessment of a number of factors, the most significant being the unprecedented double-digit decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter. Each of these factors highlight adverse market factors affecting radio industry trading multiples in general and the Radio reporting unit’s value in particular.

The interim broadcast license impairment test indicated impairments in certain markets, and so the Company has recorded a charge of $11,500 in the third quarter of fiscal 2009.

With respect to the goodwill impairment test, the fair value of the Radio reporting unit was determined to be below its carrying amount.  In performing the “hypothetical purchase price allocation” step of the interim goodwill impairment test, an estimated fair value of $373,000 was attributed to broadcast licenses, representing an excess of $130,000, net of future income taxes, over the carrying amount of these intangible assets.  Similarly, an excess of $14,000, net of future income taxes, over the carrying amount was attributed to other long-lived assets.  Therefore, a lesser portion of the reporting unit’s fair value was attributed to goodwill.  As a result, the estimated goodwill impairment charge of $163,500 recorded at May 31, 2009 significantly exceeds the $19,500 excess of overall carrying value over fair value.

The interim goodwill impairment charge is preliminary and will be finalized in the fourth quarter.  The final charge is dependent on completing the “hypothetical purchase price allocation” step described above.  Adjustments, if any, to the estimated goodwill impairment charge will be recognized in the fourth quarter.

The changes in the book value of goodwill, by segment, for the period ended May 31, 2009 were as follows:
	As at August 31, 2008	Acquisitions	Dispositions	Impairment	As at May 31, 2009
Radio	419,983	-	-	(163,500)	256,483
Television	377,871	58,641	(3,899)	-	432,613
	797,854	58,641	(3,899)	(163,500)	689,096

Goodwill is located primarily within Canada.

The Company is currently in discussions with the U.S. Securities and Exchange Commission (“SEC” or “Staff”) regarding Staff comments received by the Company relating to its 2008 form 40-F filing for the year ended August 31, 2008.  The Company has been asked to explain its methodology for determining the fair value of our broadcast licenses in performing our broadcast license impairment tests.  In addition the Company has been asked to clarify how it defines reporting units for the purpose of performing its goodwill impairment tests.  While the Company is confident that its conclusions with respect to the timing and magnitude of recorded impairments are appropriate, the Company faces the risk that current and prior periods could be restated to adjust recorded impairments and/or record additional impairments depending on the outcome of the SEC review.

Corus                                                                                                                                                                                                     21

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2008, the Company had $2,982 in accrued restructuring expenses in accounts payable and accrued liabilities.  In the third quarter of fiscal 2009, the Company recorded restructuring expenses of $3,192 in its Quebec Radio operations.  In fiscal 2009, $2,782 has been paid in respect of these provisions and as at May 31, 2009, $3,392 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2009.

7.	LONG-TERM DEBT

	As at May 31, 2009	As at August 31, 2008
Bank loans	683,531	695,767
Unamortized financing fees	(2,105)	(3,017)
	681,426	692,750

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at May 31, 2009, the weighted average interest rate on the outstanding bank loans was 1.6%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 4.3% for the first nine months of fiscal 2009.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at May 31, 2009.

8.	OTHER LONG-TERM LIABILITIES

	As at May 31, 2009	As at August 31, 2008
Public benefits associated with acquisitions	8,095	3,467
Unearned revenue	7,946	3,160
Program rights payable	34,220	31,719
Stock-based compensation obligations	616	1,332
Deferred leasehold inducements	5,430	5,488
Derivative fair value	21,564	9,381
Merchandising and trademark liabilities	11,125	2,991
Other	2,662	2,398
	91,658	59,936

Corus                                                                                                                                                                                                     22

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

9.	SHARE CAPITAL
Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2008 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(796)	(6)	796	6	-
Issuance of shares under Stock Option Plan	-	-	31,122	490	490
Shares repurchased	-	-	(794,966)	(8,450)	(8,450)
Repayment of executive stock purchase loans	-	-	-	198	198
Balance as at May 31, 2009	3,445,062	26,678	76,598,530	813,817	840,495

Stock Option Plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2008, is presented as follows:

	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2008	3,869,288	13.85
Granted	464,500	17.62
Forfeited	(869,406)	15.73
Exercised	(31,122)	15.46
Outstanding as at May 31, 2009	3,433,260	13.87

As at May 31, 2009, the Company has outstanding stock options for 3,433,260 Class B Non-Voting Shares, of which 2,641,910 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2009, the Company has recorded stock-based compensation expense for the third quarter and year-to-date of $344 and $971 (2008 - $511 and $1,424), respectively.  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at May 31, 2009 related to stock-option plans was $2,158.

Corus                                                                                                                                                                                                     23

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2009
Fair value	3.12
Expected life	5.4 years
Risk-free interest rate	2.77%
Dividend yield	3.4%
Volatility	24.7%

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of this plan was $45 and $(39) (2008 - $183 and $1,018), respectively.  The current year-to-date expense recovery includes a charge of $142 (2008 - $1,202) generated by a total return swap entered into in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2009, 263,900 units were granted under this plan.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of this plan was $1,019 and $2,742 (2008 - $1,726 and $4,732), respectively.  This charge has been credited to contributed surplus.  Units that vested on August 31, 2008 were paid in cash in September 2008.  This resulted in a reduction of $5.1 million to contributed surplus in the first quarter of fiscal 2009.

Normal Course Issuer Bid

The shares purchased for cancellation since August 31, 2008 are as follows:
	Fiscal 2009
Normal course issuer bid expiry date	#	$	Average
February 14, 2009	794,966	15,083	18.97

The Company purchased a total of 3,612,966 Class B Non-Voting Shares under the normal course issuer bid that expired on February 14, 2009.

During fiscal 2009, the total cash consideration paid exceeded the carrying value of the shares repurchased by $6,633, which was charged to retained earnings.

Corus                                                                                                                                                                                                     24

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

Earnings (loss) per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:
	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Net income (loss) for the period (numerator)	(145,030)	37,674	(75,368)	112,429

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,035	83,054	80,073	83,387
Effect of dilutive securities	-	1,513	-	1,937
Weighted average number of shares outstanding - diluted	80,035	84,567	80,073	85,324

The calculation of diluted loss per share for the third quarter and year-to-date of fiscal 2009 did not include the effect of any potentially dilutive securities as the assumed issuance of Class B Non-Voting Shares in those periods are anti-dilutive.

The calculation of diluted earnings per share for the third quarter and year-to-date of fiscal 2008 excluded 433,122 and 101,851 weighted average Class B Non-Voting Shares, respectively, issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

10.	INTEREST EXPENSE

	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Interest on long-term debt	6,765	8,121	22,952	25,136
Imputed interest on long-term liabilities	1,833	1,591	5,144	4,728
Other interest	347	633	917	1,543
	8,945	10,345	29,013	31,407

11.	OTHER EXPENSE (INCOME), NET

	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Interest income	(323)	(261)	(1,026)	(605)
Foreign exchange losses (gains)	(1,004)	38	1,878	323
Losses from equity investments	197	478	94	887
Restructuring charges (note 6)	3,192	(9)	3,192	2,813
Gain on disposal (note 19)	-	-	(7,163)	-
Investment impairment	-	-	2,429	-
Other	268	(183)	(683)	570
	2,330	63	(1,279)	3,988

Corus                                                                                                                                                                                                     25

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

12.   INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2009 and 2008 is as follows:

	Fiscal 2009		Fiscal 2008
	$	%	$	%
Tax at combined federal and provincial rates	(9,267)	32.9	48,715	33.9
Non-deductible portion of intangible impairment charges	54,787	(194.7)
Non-taxable portion of capital gains	(1,471)	5.2	-	-
Future tax recovery resulting from tax rate changes	-	-	(9,904)	(6.9)
Recovery of various future tax liabilities	-	-	(13,302)	(9.3)
Miscellaneous differences	74	(0.2)	1,615	1.1
	44,123	(156.8)	27,124	18.9

13.	BUSINESS SEGMENT INFORMATION

Historically, the Company’s business activities have been conducted through three reportable operating segments.  As a result of changes made to Corus’ management structure, commencing in fiscal 2009 the former Content operating segment is now considered part of the Television segment and the activities of the Content business are included in the Television segment’s results.  Prior period segment disclosures have been restated to reflect this new structure, including the impact on eliminations of transactions between the Television segment and the former Content segment.  The Company’s business activities are now conducted through two reportable operating segments:

Radio

The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, cable advertising services, the Nelvana production studio and the related distribution and licensing business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Segment profit excludes disputed regulatory fees.

Corus                                                                                                                                                                                                     26

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

(a)  Revenues and segment profit

Three months ended May 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	65,508	129,846	-	-	195,354
Direct cost of sales, general and administrative expenses	49,436	79,174	5,328	-	133,938
Segment profit	16,072	50,672	(5,328)	-	61,416
Depreciation	1,677	2,174	944	-	4,795
Interest expense	243	1,467	7,235	-	8,945
Goodwill and broadcast license impairment	175,000	-	-	-	175,000
Disputed regulatory fees	821	655	-	-	1,476
Other expense (income), net	3,165	(1,324)	489	-	2,330
Income (loss) before income taxes and non-controlling interest	(164,834)	47,700	(13,996)	-	(131,130)

Three months ended May 31, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	76,964	130,957	-	(102)	207,819
Direct cost of sales, general and administrative expenses	52,276	77,553	6,320	(102)	136,047
Segment profit	24,688	53,404	(6,320)	-	71,772
Depreciation	1,615	2,309	1,050	-	4,974
Interest expense	262	1,147	8,936	-	10,345
Disputed regulatory fees	5,421	4,313	-	-	9,734
Other expense (income), net	(35)	940	(842)	-	63
Income (loss) before income taxes and non-controlling interest	17,425	44,695	(15,464)	-	46,656

Nine months ended May 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	198,971	394,526	-	-	593,497
Direct cost of sales, general and administrative expenses	153,778	232,093	13,859	-	399,730
Segment profit	45,193	162,433	(13,859)	-	193,767
Depreciation	4,950	6,959	3,077	-	14,986
Interest expense	697	3,867	24,449	-	29,013
Goodwill and broadcast license impairment	175,000	-	-	-	175,000
Disputed regulatory fees	2,183	2,005	-	-	4,188
Other expense (income), net	2,594	(4,965)	1,092	-	(1,279)
Income (loss) before income taxes and non-controlling interest	(140,231)	154,567	(42,477)	-	(28,141)

Corus                                                                                                                                                                                                     27

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

Nine months ended May 31, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	217,967	383,617	-	(202)	601,382
Direct cost of sales, general and administrative expenses	157,522	222,408	16,759	(202)	396,487
Segment profit	60,445	161,209	(16,759)	-	204,895
Depreciation	4,788	7,609	3,856	-	16,253
Interest expense	779	3,525	27,103	-	31,407
Disputed regulatory fees	5,421	4,313	-	-	9,734
Other expense (income), net	(163)	5,649	(1,498)	-	3,988
Income (loss) before income taxes and non-controlling interest	49,620	140,113	(46,220)	-	143,513

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets

	As at May 31, 2009	As at August 31, 2008
Radio	549,336	736,224
Television	1,320,018	1,179,812
Corporate	49,261	117,617
	1,918,615	2,033,653

Assets are located primarily within Canada.

14.	CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at May 31, 2009	As at August 31, 2008
Long-term debt	681,426	692,750
Cash and cash equivalents	(32,377)	(19,642)
Net debt	649,049	673,108
Shareholders’ equity	843,465	977,005
	1,492,514	1,650,113

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed constraints.

Corus                                                                                                                                                                                                     28

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the period.

15.	FINANCIAL INSTRUMENTS

Classification

The following table sets out the classification of financial and non-financial assets and liabilities as at May 31, 2009:

Financial assets
Held-for-trading
Cash and cash equivalents	32,377
Accounts receivable	106
Loans and receivables
Accounts receivable	161,769
Investments and other assets	2,604
Available-for-sale
Investments and other assets	1,451
Non-financial assets	1,720,308
Total assets	1,918,615

Financial liabilities
Held-for-trading
Accounts payable and accrued liabilities	-
Other financial liabilities
Accounts payable and accrued liabilities	184,375
Long-term debt	681,426
Other long-term liabilities	48,007
Derivative designated as hedging item
Other long-term liabilities	21,564
Non-financial liabilities	119,994
Total liabilities	1,055,366

Fair values

The carrying values of the Company’s financial instruments approximate their fair values.

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of publicly traded shares included in investments and other assets is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Corus                                                                                                                                                                                                     29

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

The fair values of financial instruments in other long-term liabilities approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

The fair values of derivative financial instruments are determined based on management estimates, supported by quotations by the counterparties to the agreements.

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management

The Company is exposed to various risks related to its financial assets and liabilities.  These risk exposures are managed on an ongoing basis.

Credit risk

In the normal course of business, the Company is exposed to credit risk from its accounts receivable from customers.  The carrying amounts for accounts receivable are net of applicable allowances for doubtful accounts, which are estimated based on past experience, specific risks associated with the customer and other relevant information.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments.  The Company manages its counterparty risk by only accepting major financial institutions with high credit ratings as counterparties.

The maximum exposure to credit risk is the carrying amount of the financial assets.

The following table sets out details of the age of receivables and allowance for doubtful accounts as at May 31, 2009:

Trade accounts receivable
Current	72,416
One to three months past due date	69,725
Over three months past due date	13,694
155,835
Other receivables	10,090
165,925
Less allowance for doubtful accounts	(4,050)
161,875

The allowance for doubtful accounts has increased from $3,684 at August 31, 2008.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity risk primarily by maintaining sufficient unused capacity within its long-term debt facility.  The unused capacity at May 31, 2009 was $115,000.  Further information with respect to the Company’s long-term debt facility is provided in note 8 of the Company’s August 31, 2008 audited consolidated financial statements.

Corus                                                                                                                                                                                                     30

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

The following table sets out the undiscounted contractual obligations related to repayment of long-term debt and obligations related to derivative instruments as at May 31, 2009:

	Total	Less than one year	One to three years
Long-term debt	685,000	-	685,000
Derivative instruments	28,850	16,484	12,366
	713,850	16,484	697,366

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuers or factors affecting all instruments traded in the market.

The Company is exposed to foreign exchange risk through its international content distribution operations, as well as through U.S. dollar denominated programming purchasing.  The most significant foreign currency exposure is to movements in the U.S. dollar to Canadian dollar exchange rate and the U.S dollar to euro exchange rate.  The impact of foreign exchange on income before income taxes and non-controlling interest for the three and nine months ended May 31, 2009 is detailed in note 16.

The Company is exposed to interest rate risk on the bankers’ acceptances issued at floating rates under its bank loan facility.  The Company manages this risk through the use of interest rate swaps to fix the interest rate as discussed in note 6.  An assumed 1% increase in short-term interest rates during the three and nine months ended May 31, 2009 would have decreased net income for those periods by $497 and $1,542, respectively.

Other considerations

The Company does not engage in trading or other speculative activities with respect to derivative financial instruments.

16.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Interest paid	7,084	9,488	24,699	26,902
Interest received	323	261	1,026	605
Income taxes paid	5,451	8,882	31,890	36,216

Corus                                                                                                                                                                                                     31

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)
17.  FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2009	2008	2009	2008
Direct cost of sales, general and administrative expenses	(1,031)	(58)	335	(1,017)
Other expense, net	(1,004)	38	1,878	323
Total foreign exchange losses (gains)	(2,035)	(20)	2,213	(694)

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at May 31, 2009	As at August 31, 2008
Foreign currency translation adjustment	(11,666)	(12,192)
Unrealized gain (loss) on available-for-sale investments, net of tax	425	(1,297)
Unrealized loss on cash flow hedge, net of tax	(15,311)	(6,661)
	(26,552)	(20,150)

19.	BUSINESS COMBINATIONS AND DISPOSITIONS

In the first quarter of fiscal 2009, the Company completed the acquisition of Canadian Learning Channel (“CLT”).  The total cash consideration paid was approximately $75.0 million, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT, subsequently rebranded VIVA, on September 1, 2008.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Working capital	1,061
Program and film rights	1,501
Broadcast licenses	27,642
Goodwill	58,641
Other long-term liabilities	(6,000)
Future tax liabilities	(7,895)
Cash consideration given:	74,950

In the second quarter of fiscal 2009, the Company completed the sale of its residential audio business for proceeds of $13,312, resulting in a pre-tax gain of $7,163 (see note 10).  Management will be providing operational and consulting services to the purchaser.  Included in the proceeds is a contingent amount of $2,250, which will be recognized on the completion of certain performance-based criteria.

Corus                                                                                                                                                                                                     32

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2009
(in thousands of Canadian dollars, except share information)

20.	COMMITMENTS AND CONTINGENCIES

The disputed regulatory fee expense relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the CRTC were an unlawful tax.  The Supreme Court of Canada granted leave to appeal this decision in December 2008.  The matter is expected to be heard during fiscal 2009 but a decision is not expected until late in calendar 2009 at the earliest.  As at May 31, 2009, the Company has accrued $15,124 in relation to fees otherwise payable since fiscal 2007.

Corus                                                                                                                                                                                                     33

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